FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of July 2016

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X
(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding power generation in  the  first  half  of 2016 of Huaneng Power International, Inc. (the Registrant”), made by the Registrant on July 16, 2016.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code:  902)

POWER GENERATION WITHIN CHINA DECREASES BY 8.60% IN THE FIRST HALF OF 2016

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

According to the preliminary statistics of Huaneng Power International, Inc., (the “Company”) for the second quarter of 2016, the Company’s total power generation by the power plants within China on consolidated basis amounted to 69.220 billion kWh, representing a decrease of 10.43% over the same period last year. Total electricity sold by the Company amounted to 65.351 billion kWh, representing a decrease of 10.06% over the same period last year. In the first half of 2016, the Company’s total power generation by the power plants within China on consolidated basis amounted to 146.080 billion kWh, representing a decrease of 8.60% over the same period last year. Total electricity sold by the Company amounted to 138.075 billion kWh, representing a decrease of 8.35% over the same period last year. In the first half of 2016, the Company’s average on-grid electricity settlement price for its power plants within China amounted to RMB394.46 per MWh, representing a decrease of 12.37% over the same period last year.

The decrease in the Company’s power generation in the first half of the year was mainly attributable to the following factors: (1) the whole nation saw sluggish growth in power consumption and a decrease in utilization hours; (2) the substantial increase of cross-regional power transmission squeezed the generation potential of the coal-fired power generators in the coastal areas in the east and south of the country (e.g. Henan, Chongqing, Shanghai, Jiangsu, Zhejiang and Guangdong), which accounted for a relatively high proportion in the Company’s total power generation capacities; (3) due to heavy rainfall in the first half of the year, the power generation of nationwide large-scale hydro-power plants increased by 16.7% compared to the same period of last year, which reduced the output of coal-fired power plants located in the middle and east of China; (4) the release of the 2015 newly installed capacity in Liaoning, Guangdong and Fujian, combined with the commencement of operations of new nuclear power generators in Guangdong and Guangxi in 2016, had a negative impact on the output of coal-fired power units in these regions.

The power generation (in billion kWh) by each of the Company’s domestic power plants are listed below:

	Power generation				Electricity sold
Domestic Power Plant	April to June 2016	Change	January to June 2016	Change	April to June 2016	Change	January to June 2016	Change
Loaoning Province	3.767	-10.10%	8.909	-4.38%	3.533	-10.19%	8.372	-4.34%
Coal-fired	3.643	-10.90%	8.729	-4.47%	3.410	-11.04%	8.193	-4.44%
Dalian	0.941	-12.62%	2.709	-3.40%	0.880	-12.92%	2.548	-3.44%
Dandong	0.420	-12.61%	1.421	-4.36%	0.394	-13.18%	1.351	-4.44%
Yingkou	1.777	-11.78%	3.129	-8.10%	1.660	-11.85%	2.912	-8.18%
Yingkou Co-generation	0.506	-2.31%	1.470	1.86%	0.476	-1.98%	1.381	2.41%
Wind-power	0.105	7.23%	0.154	-6.60%	0.105	7.43%	0.153	-6.47%
Wafangdian Wind Power	0.027	-9.58%	0.045	-17.23%	0.027	-9.10%	0.044	-16.83%
Changtu Wind Power	0.078	14.61%	0.109	-1.43%	0.078	14.63%	0.109	-1.45%
Hydro-power	0.016	383.45%	0.024	61.04%	0.016	385.19%	0.023	62.44%
Suzihe Hydropower	0.016	383.45%	0.024	61.04%	0.016	385.19%	0.023	62.44%
PV	0.0029	–	0.0029	–	0.0026	–	0.0026	–
Dandong PV	0.0028	–	0.0028	–	0.0025	–	0.0025	–
Yingkou Co-generation PV	0.0001	–	0.0001	–	0.0001	–	0.0001	–
Inner Mongolia	0.072	10.12%	0.119	6.81%	0.071	10.11%	0.118	6.79%
Wind-power	0.072	10.12%	0.119	6.81%	0.071	10.11%	0.118	6.79%
Huade Wind Power	0.072	10.12%	0.119	6.81%	0.071	10.11%	0.118	6.79%
Hebei Province	3.622	-3.06%	6.609	2.32%	3.408	-2.52%	6.232	3.14%
Coal-fired	3.584	-3.39%	6.542	2.00%	3.372	-2.85%	6.169	2.82%
Shang’an	3.584	-3.39%	6.542	2.00%	3.372	-2.85%	6.169	2.82%
Wind-power	0.038	42.16%	0.067	47.00%	0.036	42.41%	0.063	47.94%
Kangbao Wind Power	0.038	42.16%	0.067	47.00%	0.036	42.41%	0.063	47.94%
PV	0.0003	–	0.0003	–	–	–	–	–
Kangbao PV	0.0003	–	0.0003	–	–	–	–	–
Gansu Province	2.439	55.01%	5.094	40.15%	2.319	54.06%	4.866	40.40%
Coal-fired	2.096	63.81%	4.408	43.97%	1.988	62.52%	4.208	44.30%
Pingliang	2.096	63.81%	4.408	43.97%	1.988	62.52%	4.208	44.30%
Wind-power	0.343	16.72%	0.686	19.72%	0.331	17.35%	0.658	19.67%
Jiuquan Wind Power	0.119	-27.55%	0.224	-31.50%	0.114	-26.26%	0.215	-30.02%
Jiuquan Wind Power II	0.121	-6.95%	0.250	1.31%	0.117	-7.84%	0.242	-0.41%
Yumen Wind Power	0.047	–	0.097	–	0.045	–	0.093	–
Yigang Wind Power	0.057	–	0.115	–	0.055	–	0.108	–

	Power generation				Electricity sold
Domestic Power Plant	April to June 2016	Change	January to June 2016	Change	April to June 2016	Change	January to June 2016	Change
Beijing	1.365	-9.13%	3.813	0.53%	1.280	-7.97%	3.540	0.89%
Coal-fired	0.505	-36.04%	1.702	-11.73%	0.437	-36.96%	1.478	-12.30%
Beijing Co-generation (Coal-fired)	0.505	-36.04%	1.702	-11.73%	0.437	-36.96%	1.478	-12.30%
Combined Cycle	0.860	20.65%	2.111	13.22%	0.843	20.79%	2.062	13.08%
Beijing Co-generation (Combined Cycle)	0.860	20.65%	2.111	13.22%	0.843	20.79%	2.062	13.08%
Tianjian	1.118	-36.78%	3.304	-8.34%	1.055	-37.11%	3.112	-8.17%
Coal-fired	0.832	-31.38%	2.489	-16.19%	0.776	-31.63%	2.318	-16.35%
Yangliuqing Co-generation	0.832	-31.38%	2.489	-16.19%	0.776	-31.63%	2.318	-16.35%
Combined Cycle	0.286	-48.56%	0.815	28.39%	0.279	-48.59%	0.795	28.43%
Lingang Combined Cycle	0.286	-48.56%	0.815	28.39%	0.279	-48.59%	0.795	28.43%
Shanxi Province	3.095	2.61%	6.019	28.92%	2.898	2.76%	5.664	29.81%
Coal-fired	2.838	-5.92%	4.525	-3.08%	2.648	-6.09%	4.213	-3.44%
Yushe	0.860	-14.25%	1.356	-12.56%	0.793	-14.13%	1.252	-12.65%
Zuoquan	1.978	-1.76%	3.169	1.63%	1.856	-2.17%	2.962	1.07%
Combined Cycle	0.257	–	1.494	–	0.249	–	1.451	–
Dongshan Combined Cycle	0.257	–	1.494	–	0.249	–	1.451	–
Shandong Province	10.504	7.72%	19.504	-1.70%	9.912	7.73%	18.364	-1.77%
Coal-fired	10.504	7.72%	19.504	-1.70%	9.912	7.73%	18.364	-1.77%
Dezhou	3.890	19.48%	6.716	-1.10%	3.655	19.74%	6.290	-1.14%
Jining	0.940	-7.57%	2.027	-11.65%	0.865	-8.92%	1.871	-12.69%
Xindian	0.777	15.28%	1.564	3.75%	0.728	16.06%	1.462	3.85%
Weihai	2.447	-17.68%	4.598	-12.36%	2.343	-17.47%	4.389	-12.22%
Rizhao Phase II	2.055	34.36%	3.856	14.98%	1.957	34.56%	3.671	15.17%
Zhanhua Co-generation	0.395	30.78%	0.744	14.48%	0.364	30.90%	0.682	14.58%
Henan Province	4.210	-8.69%	8.950	-1.89%	3.980	-4.38%	8.462	0.40%
Coal-fired	4.210	-8.69%	8.950	-1.89%	3.980	-4.38%	8.462	0.40%
Qinbei	3.831	-8.34%	7.852	-9.65%	3.626	-7.76%	7.439	-9.25%
Luoyang Co-generation	0.379	-12.14%	1.098	154.51%	0.354	53.15%	1.023	342.75%

	Power generation				Electricity sold
Domestic Power Plant	April to June 2016	Change	January to June 2016	Change	April to June 2016	Change	January to June 2016	Change
Jiangsu Province	9.580	-5.77%	19.571	-7.06%	9.093	-6.16%	18.610	-7.27%
Coal-fired	8.809	-2.34%	18.008	-5.94%	8.335	-2.68%	17.080	-6.13%
Nantong	1.386	-13.00%	2.849	-17.57%	1.309	-13.75%	2.703	-18.06%
Nanjing	0.674	18.60%	1.518	2.52%	0.634	17.91%	1.430	1.99%
Taicang	2.600	-10.00%	4.760	-10.81%	2.463	-10.22%	4.517	-11.01%
Huaiyin	1.207	-21.83%	2.594	-20.63%	1.142	-21.96%	2.461	-20.51%
Jinling (Coal-fired)	2.711	20.74%	5.852	12.28%	2.591	21.03%	5.594	12.57%
Suzhou Co-generation	0.182	1.56%	0.386	-1.46%	0.159	-1.02%	0.337	-3.94%
Nanjing Co-generation	0.048	–	0.048	–	0.037	–	0.037	–
Combined Cycle	0.647	-37.21%	1.282	-23.86%	0.635	-37.08%	1.259	-23.66%
Jinling (Combined Cycle)	0.311	-49.34%	0.597	-38.65%	0.304	-49.26%	0.584	-38.54%
Jinling Combined Cycle Co-generation	0.336	-19.38%	0.685	-3.61%	0.331	-19.31%	0.675	-3.45%
Wind-power	0.125	6.43%	0.281	23.21%	0.122	6.30%	0.270	20.45%
Qidong Wind Power	0.080	-10.55%	0.197	11.23%	0.079	-10.64%	0.194	11.35%
Rudong Wind Power	0.017	-36.39%	0.048	-6.84%	0.017	-36.31%	0.047	-6.58%
Tongshan Wind Power	0.027	–	0.037	–	0.026	–	0.029	–
Shanghai	4.160	-10.08%	9.016	-8.70%	3.943	-10.27%	8.558	-8.82%
Coal-fired	3.709	-6.10%	8.211	-6.50%	3.502	-6.21%	7.771	-6.58%
Shidongkou First	1.158	3.83%	2.510	0.58%	1.085	4.09%	2.354	0.95%
Shidongkou Second	1.479	0.44%	2.689	-13.67%	1.405	0.51%	2.554	-13.89%
Shidongkou Power	1.072	-21.30%	3.011	-5.04%	1.013	-21.77%	2.862	-5.20%
Combined Cycle	0.451	-33.32%	0.805	-26.32%	0.441	-33.21%	0.787	-26.26%
Shanghai Combined Cycle	0.451	-33.32%	0.805	-26.32%	0.441	-33.21%	0.787	-26.26%
Chongqing	1.655	-30.29%	4.281	-26.78%	1.528	-30.45%	3.969	-26.71%
Coal-fired	1.442	-32.22%	3.660	-33.84%	1.321	-32.48%	3.364	-34.14%
Luohuang	1.442	-32.22%	3.660	-33.84%	1.321	-32.48%	3.364	-34.14%
Combined Cycle	0.213	-13.64%	0.621	97.04%	0.207	-13.89%	0.604	97.15%
Liangjiang Combined Cycle	0.213	-13.64%	0.621	97.04%	0.207	-13.89%	0.604	97.15%
Zhejiang Province	5.059	-23.23%	11.122	-13.84%	4.851	-23.03%	10.662	-13.65%
Coal-fired	5.007	-23.09%	10.977	-14.42%	4.800	-22.88%	10.521	-14.24%
Yuhuan	3.844	-21.74%	8.374	-16.39%	3.687	-21.50%	8.026	-16.25%
Changxing	1.162	-27.25%	2.603	-7.41%	1.113	-27.12%	2.494	-7.04%
Combined Cycle	0.050	-36.20%	0.140	79.94%	0.049	-36.12%	0.137	79.93%
Tongxiang Combined Cycle	0.050	-36.20%	0.140	79.94%	0.049	-36.12%	0.137	79.93%
PV	0.0028	1.36%	0.0045	20.23%	0.0028	5.36%	0.0044	18.13%
Changxing PV	0.0028	1.36%	0.0045	20.23%	0.0028	5.36%	0.0044	18.13%

	Power generation				Electricity sold
Domestic Power Plant	April to June 2016	Change	January to June 2016	Change	April to June 2016	Change	January to June 2016	Change
Hubei Province	2.087	2.75%	5.964	7.08%	1.952	3.16%	5.604	8.76%
Coal-fired	1.947	-0.95%	5.761	5.07%	1.816	-1.13%	5.408	6.50%
Wuhan	1.269	-26.34%	4.142	-0.48%	1.175	-26.86%	3.867	-0.86%
Jingmen Co-generation	0.456	298.47%	1.124	51.24%	0.434	299.47%	1.071	51.67%
Yingcheng Co-generation	0.222	73.02%	0.496	-14.32%	0.208	70.36%	0.470	-0.26%
Wind-power	0.028	–	0.058	–	0.027	–	0.057	–
Jieshan Wind Power	0.028	–	0.058	–	0.027	–	0.057	–
Hydro-power	0.112	97.49%	0.145	85.48%	0.108	96.89%	0.140	85.24%
Enshi Maweigou Hydropower	0.070	249.98%	0.085	201.39%	0.068	254.56%	0.082	205.85%
Dalongtan Hydropower	0.042	13.73%	0.059	19.47%	0.041	13.18%	0.058	18.97%
Hunan Province	1.134	-27.45%	3.105	-30.23%	1.058	-27.49%	2.919	-30.14%
Coal-fired	0.876	-35.92%	2.616	-36.63%	0.803	-36.77%	2.437	-37.00%
Yueyang	0.876	-35.92%	2.616	-36.63%	0.803	-36.77%	2.437	-37.00%
Wind-power	0.151	56.88%	0.274	63.62%	0.149	65.13%	0.272	70.47%
Subaoding Wind Power	0.089	-7.82%	0.160	-4.47%	0.088	-3.13%	0.158	-0.60%
Guidong Wind Power	0.062	–	0.114	–	0.062	–	0.113	–
Hydro-power	0.108	6.72%	0.214	39.36%	0.106	6.72%	0.210	39.51%
Xiangqi Hydropower	0.108	6.72%	0.214	39.36%	0.106	6.72%	0.210	39.51%
Jiangxi Province	3.291	4.80%	7.580	13.27%	3.126	10.66%	7.226	16.17%
Coal-fired	3.270	4.70%	7.530	13.30%	3.105	10.59%	7.177	16.22%
Jinggangshan	1.466	-32.06%	3.495	-26.39%	1.393	-32.34%	3.333	-26.58%
Ruijin	0.614	-19.10%	1.450	-14.28%	0.573	-20.22%	1.367	-14.82%
Anyuan	1.191	474%	2.586	1146%	1.139	3561%	2.477	7860%
Wind-power	0.021	22.63%	0.050	9.05%	0.021	22.28%	0.049	9.08%
Jianggongling Wind Power	0.021	22.63%	0.050	9.05%	0.021	22.28%	0.049	9.08%
Anhui Province	1.189	-19.72%	2.809	-13.92%	1.117	-20.67%	2.663	-14.40%
Coal-fired	1.113	-21.99%	2.711	-14.96%	1.058	-21.84%	2.583	-14.94%
Chaohu Power	1.113	-21.99%	2.711	-14.96%	1.058	-21.84%	2.583	-14.94%
Wind power	0.017	–	0.017	–	–	–	–	–
Huaining Wind Power	0.017	–	0.017	–	–	–	–	–
Hydro-power	0.059	8.13%	0.081	7.65%	0.059	8.40%	0.080	7.74%
Hualiangting Hydropower	0.059	8.13%	0.081	7.65%	0.059	8.40%	0.080	7.74%
Fujian Province	1.784	-39.18%	3.391	-43.70%	1.678	-39.75%	3.193	-44.26%
Coal-fired	1.784	-39.18%	3.391	-43.70%	1.678	-39.75%	3.193	-44.26%
Fuzhou	1.784	-39.18%	3.391	-43.70%	1.678	-39.75%	3.193	-44.26%

	Power generation				Electricity sold
Domestic Power Plant	April to June 2016	Change	January to June 2016	Change	April to June 2016	Change	January to June 2016	Change
Guangdong Province	4.013	-29.73%	7.853	-32.70%	3.829	-29.84%	7.508	-32.89%
Coal-fired	4.013	-29.73%	7.853	-32.70%	3.829	-29.84%	7.508	-32.89%
Shantou Coal-fired	1.199	-15.11%	1.879	-26.75%	1.139	-14.84%	1.787	-26.73%
Haimen	1.185	-57.80%	2.724	-44.12%	1.120	-58.21%	2.582	-44.46%
Haimen Power	1.629	9.30%	3.250	-23.15%	1.570	8.97%	3.139	-23.42%
Yunnan Province	1.168	-32.49%	2.105	-35.80%	1.081	-32.52%	1.945	-35.80%
Coal-fired	1.099	-35.24%	1.949	-39.14%	1.011	-35.61%	1.791	-39.37%
Diandong Energy	0.832	-27.81%	1.681	-18.37%	0.764	-28.55%	1.544	-18.86%
Yuwan Energy	0.268	-50.93%	0.268	-76.57%	0.247	-50.70%	0.247	-76.51%
Wind-power	0.069	106.79%	0.157	101.14%	0.070	119.21%	0.154	104.20%
Fuyuan Wind Power	0.069	106.79%	0.157	101.14%	0.070	119.21%	0.154	104.20%
Guizhou Province	0.014	–	0.024	–	0.014	–	0.017	–
Wind-power	0.014	–	0.024	–	0.014	–	0.017	–
Panxian Wind Power	0.014	–	0.024	–	0.014	–	0.017	–
Hainan Province	3.892	-17.50%	6.939	-19.68%	3.627	-17.56%	6.471	-19.86%
Coal-fired	3.851	-15.39%	6.846	-18.30%	3.588	-15.32%	6.382	-18.41%
Haikou	1.552	-19.64%	2.782	-17.47%	1.418	-19.96%	2.540	-18.06%
Dongfang	2.299	-12.25%	4.064	-18.86%	2.170	-11.99%	3.842	-18.64%
Combined Cycle	0.021	-80.69%	0.040	-74.96%	0.020	-81.35%	0.037	-75.77%
Nanshan Combined Cycle	0.021	-80.69%	0.040	-74.96%	0.020	-81.35%	0.037	-75.77%
Wind-power	0.018	-30.59%	0.046	-16.12%	0.017	-31.10%	0.045	-16.49%
Wenchang Wind Power	0.018	-30.59%	0.046	-16.12%	0.017	-31.10%	0.045	-16.49%
Hydro-power	0.002	-92.32%	0.008	-82.85%	0.002	-93.31%	0.008	-83.91%
Gezhen Hydropower	0.002	-92.32%	0.008	-82.85%	0.002	-93.31%	0.008	-83.91%
Total	69.220	-10.43%	146.080	-8.60%	65.351	-10.06%	138.075	-8.35%

For the second quarter of 2016, the power generation of Tuas Power Limited in Singapore, which is wholly-owned by the Company, accounted for a market share of 21.4% in Singapore, representing a decrease of 1.4 percentage points compared to the same period of last year. In the first half of 2016, the accumulated power generation accounted for a market share of 21.6%, representing a decrease of
0.8 percentage point compared to the same period last year.

In addition, the Huaneng Yingcheng Cogeneration Unit No. 1 (50MW), the 10MW photovoltaic power units of Huaneng Liaoning Dandong Power, the 25 wind power units with a total capacity of 50MW of Huaneng Anhui Huaining Shijing Wind Farm, the 10MW photovoltaic power units of Huaneng Liaoning Yingkou Cogeneration, the 20MW photovoltaic power units of Huaneng Hebei Kangbao Xitan Photovoltaic (each being wholly owned by the Company) as well as the Jiangsu Nanjing Cogeneration Unit No. 1 (50MW) (70% owned by the Company) have been put into operation in the second quarter. Meanwhile, the installed capacity of certain power plants invested by the Company changed. As of 30 June 2016, the Company had a controlled installed capacity of 82,571 MW and an equity-based installed capacity of 75,403 MW.

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

As at the date of this announcement, the directors of the Company are:
Cao Peixi	Li Zhensheng
(Executive Director)	(Independent Non-executive Director)
Guo Junming	Yue Heng
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Geng Jianxin
(Executive Director)	(Independent Non-executive Director)
Li Shiqi	Xia Qing
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Xu Mengzhou
(Non-executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Mi Dabin
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Zhu Yousheng
(Non-executive Director)
Li Song
(Non-executive Director)

Beijing, the PRC
16 July 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming

Name:	Du Daming

Title:	Company Secretary

Date:     July 18, 2016